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CHESTER E. BACHELLER	Washington, D.C.
813 227 6431	West Palm Beach
chet.bacheller@hklaw.com

March 14, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mark Kronforst, Accounting Branch Chief

Mail Stop 4561

Re:	Jabil Circuit, Inc.
Form 10-K for the fiscal year ended August 31, 2007
File No. 001-14063

Dear Mr. Kronforst:

I am writing you on behalf of Jabil Circuit, Inc. (“Jabil”) in connection with your letter dated February 29, 2008 (the “Comment Letter”). I am sending you this letter at the direction of Matthew Crispino in response to voice mails he and I have exchanged earlier today.

The Comment Letter requested that Jabil either provide a response within 10 business days or a notice of when it would provide a response. As I mentioned to Mr. Crispino, because Jabil needs to gather certain information to respond to the Comment Letter, Jabil will need a brief amount of additional time. Mr. Crispino suggested two additional two weeks, which Jabil currently believes should be more than sufficient. Jabil hopes to send a response as soon as next week.

Please let me know if you have any questions concerning the foregoing.

Very truly yours,

HOLLAND & KNIGHT, LLP.

By:	/s/ Chester E. Bacheller
Chester E. Bacheller

cc:

Matthew Crispino, Esq., Securities and Exchange Commission (via facsimile)

Forbes I.J. Alexander, Chief Financial Officer, Jabil Circuit, Inc.

Robert L. Paver, Esq., General Counsel, Jabil Circuit, Inc.